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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

99¢ ONLY STORES

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

65440K106

(CUSIP Number)

Jennifer Bellah Maguire Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106	Schedule 13D	Page 2 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,540,357 shares of Common Stock outstanding as reported on the Issuer’s 10-Q filed on August 9, 2011

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 65440K106	Schedule 13D	Page 3 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,540,357 shares of Common Stock outstanding as reported on the Issuer’s 10-Q filed on August 9, 2011

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 65440K106	Schedule 13D	Page 4 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,540,357 shares of Common Stock outstanding as reported on the Issuer’s 10-Q filed on August 9, 2011

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 65440K106	Schedule 13D	Page 5 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,540,357 shares of Common Stock outstanding as reported on the Issuer’s 10-Q filed on August 9, 2011

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 65440K106	Schedule 13D	Page 6 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,540,357 shares of Common Stock outstanding as reported on the Issuer’s 10-Q filed on August 9, 2011

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 65440K106	Schedule 13D	Page 7 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,540,357 shares of Common Stock outstanding as reported on the Issuer’s 10-Q filed on August 9, 2011

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 65440K106	Schedule 13D	Page 8 of 10 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares (the “Shares”) of Common Stock, no par value per share (the “Common Stock”), of 99¢ Only Stores, a California corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 4000 Union Pacific Avenue, City of Commerce, California 90023.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is replaced in its entirety by the following disclosure:

On October 11, 2011, the Issuer announced that it had entered into a definitive agreement to be acquired by an investor group with the support of the Schiffer/Gold Family. Consequently, the Reporting Persons can no longer be deemed to be part of a “group” with the Schiffer/Gold Family within the meaning of Section 13(d)(3) of the Act. The Reporting Persons’ obligation to file a Schedule 13D arose only as a result of the potential existence of such a “group,” and they therefore no longer have any obligation to file further amendments to the Schedule 13D amended hereby. Accordingly, this Amendment constitutes the final amendment to the Reporting Persons’ Schedule 13D amended hereby, and an exit filing for the Reporting Persons.

Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The disclosure provided in Item 5 of the Schedule 13D amended hereby is replaced in its entirety by the following disclosure:

(a)—(d)	Not applicable.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on October 11, 2011.

CUSIP No. 65440K106	Schedule 13D	Page 9 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference in this Item 6. Other than the matters disclosed above in response to Item 4, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 65440K106	Schedule 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Dated as of October 12, 2011

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary